SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                            HUDSON HOTELS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   595143 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              James A. Locke, Esq.
                       Nixon, Hargrave, Devans & Doyle LLP
                            Box 1051, Clinton Square
                           Rochester, New York 14603
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                          On or about August 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 2 of 12 Pages
------------------------------------------------------ -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Marvin Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              165,334- See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 3)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                             165,334 - See Item 5 of this Schedule 13D
                             (Amendment No. 3)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,334 - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        |X|
        See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.9% - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 3 of 12 Pages
------------------------------------------------------ -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Richard E. Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              322,050 - See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 3)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                             322,050 - See Item 5 of this Schedule 13D
                             (Amendment No. 3)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        322,050 - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        |X|
        See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 4 of 12 Pages
------------------------------------------------------ -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Robert S. Sands
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              191,680 - See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 3)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                             191,680 - See Item 5 of this Schedule 13D
                             (Amendment No. 3)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        191,680 - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        |X|
        See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.3% - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 5 of 12 Pages
------------------------------------------------------ -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        CWC Partnership-I
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO - See Item 3 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York State
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              192,377 - See Item 5 of this Schedule 13D
       SHARES                (Amendment No. 3)
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH            9    SOLE DISPOSITIVE POWER

                            192,377 - See Item 5 of this Schedule 13D
                            (Amendment No. 3)
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        192,377 - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                        |X|
        See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.4% - See Item 5 of this Schedule 13D (Amendment No. 3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 6 of 12 Pages
------------------------------------------------------ -------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D (Amendment No. 3) relates to the common stock, par value $.001 per share (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation with its principal offices at 300 Bausch & Lomb Place, Rochester, New York 14604 (the "Company").


     ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D (Amendment No. 3) is being filed by Marvin Sands, Richard Sands, Robert Sands and CWC Partnership-I, a New York general partnership with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424 ("CWC").

     Marvin Sands is Chairman of the Board of Canandaigua Brands, Inc., a Delaware alcoholic beverage corporation with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424. He is also the father of Richard Sands, Robert Sands and Laurie Sands.

     Richard Sands is the President and Chief Executive Officer of Canandaigua Brands, Inc.

     Robert Sands is an Executive Vice President and the General Counsel of Canandaigua Brands, Inc.

     Laurie Sands was a physician living and practicing in Rochester, New York prior to her death in March 1995. CWC was organized for the purpose of isolating and holding certain of her interests for estate-planning purposes. Its Co-Managing Partners are Richard Sands and Robert Sands. Its non-managing partners are four trusts which benefit the husband and two children of Laurie Sands. The trustees of the four trusts are Andrew Stern, Laurie Sands's husband, and either Marvin Sands or his wife, Marilyn Sands. Andrew Stern is a physician living and practicing in Rochester, New York. Marilyn Sands is not currently employed.

     Each of Marvin Sands, Richard Sands, Robert Sands, Andrew Stern and Marilyn Sands is a citizen of the United States.

     During the last five years, none of Marvin Sands, Richard Sands, Robert Sands, Laurie Sands, CWC, Andrew Stern and Marilyn Sands (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since filing Schedule 13D (Amendment No. 2), each of Marvin Sands, Richard Sands, Robert Sands and CWC has acquired additional shares of Common Stock of the Company. The sources and amount of the funds or other consideration used in making the purchases of Common Stock are as follows:

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 7 of 12 Pages
------------------------------------------------------ -------------------------

          (a) L, R & R, a New York general partnership in whose name Richard Sands, Robert Sands and CWC previously held 138,238 shares of Common Stock as tenants in common, distributed such shares to Richard Sands, Robert Sands and CWC in February 1998 such that they received, respectively, 45,847, 45,847 and 46,544 shares of Common Stock.

          (b) Richard Sands purchased 10,000 shares of Common Stock on the open market on August 12-13, 1998 for $33,625 in cash;

          (c) Marvin Sands, Richard Sands, Robert Sands and CWC, in the name of M, L, R & R, acquired as tenants in common 333,334 shares of Common Stock on August 14, 1998 for $1,000,000 in cash in a transaction involving the Company;

          (d) Marvin Sands, Richard Sands, Robert Sands and CWC, in the name of M, L, R & R, acquired as tenants in common a security interest in 666,666 shares of Common Stock on May 26, 1998 in partial consideration for a $2,000,000 loan made to Hudson Hotels Trust, an affiliate of the Company; and

          (e) Marvin Sands, Richard Sands, Robert Sands and CWC, in the name of M, L, R & R, acquired as tenants in common a currently exercisable Warrant to purchase 250,000 shares of Common Stock for $3.00 per share on or before April 30, 2003 in partial consideration for the same loan.

     Prior to filing this Schedule 13D (Amendment No. 3), Marvin Sands had purchased 19,500 shares of Common Stock of the Company on the open market for cash. Such shares had not been previously reported as Marvin Sands was not required to file a Schedule 13D prior to the closing of the recent transactions by M, L, R & R.


     ITEM 4. PURPOSE OF THE TRANSACTION.

     Marvin Sands, Richard Sands, Robert Sands and CWC acquired the Common Stock for investment purposes only and not with the purpose of changing or influencing the control of the Company or in connection with any transaction having that purpose or effect. Marvin Sands, Richard Sands, Robert Sands and CWC may, for investment purposes, make additional purchases of Common Stock of the Company in the future. However, none of Marvin Sands, Richard Sands, Robert Sands and CWC has any intention of making any material changes in the Company's business, corporate structure, management, policies or governing documents.


     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     GENERAL. In response to this Item 5, rows 7 through 11 inclusive and row 13 of the cover pages of this Schedule 13D (Amendment No. 3) are incorporated herein by reference. The information in such rows 7 through 11 and row 13, and the information in this Item 5, is through the date of execution of this
Schedule 13D (Amendment No. 3). The percentages of ownership set forth in this
Schedule 13D (Amendment No. 3) are based upon the Company's outstanding Common Stock as of October 18, 1998 as reported in the Company's most recently available Form 10-Q as filed on November 13, 1998.

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 8 of 12 Pages
------------------------------------------------------ -------------------------

     Each of Marvin Sands, Richard Sands, Robert Sands and CWC declares that the filing of this Schedule 13D (Amendment No. 3) shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of securities for which he or it disclaims beneficial ownership.

     M, L, R & R. Under the name of M, L, R & R, Marvin Sands, Richard Sands, Robert Sands and CWC act together for the purpose of acquiring, holding and disposing of securities of the Company. By virtue of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 and the understandings they have with respect to M, L, R & R, Marvin Sands, Richard Sands, Robert Sands and CWC may be considered to be a group and, as such, they would be deemed to have beneficial ownership of all securities of the Company which are beneficially owned by any of them. Marvin Sands, Richard Sands, Robert Sands and CWC beneficially own an aggregate of 871,441 shares of Common Stock of the Company or 15.2% of the outstanding Common Stock as of October 18, 1998.

     Marvin Sands, Richard Sands, Robert Sands and CWC, under the name of M, L, R & R, beneficially own, as tenants in common, an aggregate of 333,334 shares of Common Stock of the Company and a currently exercisable Warrant to purchase 250,000 shares. M, L, R & R purchased the shares for $1,000,000 in cash on August 14, 1998 from Hudson Hotels Properties Corp., a wholly owned subsidiary of the Company. M, L, R & R acquired the Warrant on May 26, 1998 as partial consideration for a $2,000,000 loan made to Hudson Hotels Trust, an affiliate of the Company.

     Each of Marvin Sands, Richard Sands and CWC disclaims beneficial ownership of three-fourths of the number of shares of Common Stock or Common Stock equivalents held in the name of M, L, R & R (i.e. 437,500 shares of Common Stock). These 437,500 shares have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this
Schedule 13D (Amendment No. 3). If the 437,500 shares had been included in the calculation of the percentages in row 13, then the percentages would be 10.5% for Marvin Sands, 13.2% for Richard Sands and 11.0% for each of Robert Sands and CWC.

     SHARES HELD INDIVIDUALLY. Marvin Sands beneficially owns 19,500 shares of Common Stock of the Company which are held in his own name. Each of Richard Sands, Robert Sands and CWC disclaims beneficial ownership of such shares. These 19,500 shares have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 3). If the 19,500 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 6.0% for Richard Sands and 3.7% for each of Robert Sands and CWC.

     Richard Sands beneficially owns 176,216 shares of Common Stock of the Company which are held in his own name. Each of Marvin Sands, Robert Sands and CWC disclaims beneficial ownership of such shares. These 176,216 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 3). If the 176,216 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 6.0% for Marvin Sands and 6.4% for each of Robert Sands and CWC.

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                        Page 9 of 12 Pages
------------------------------------------------------ -------------------------

     Robert Sands beneficially owns 45,847 shares of Common Stock of the Company which are held in his own name. Each of Marvin Sands, Richard Sands and CWC disclaims beneficial ownership of such shares. These 45,847 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No.
3). If the 45,847 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 3.7% for Marvin Sands, 6.4% for Richard Sands and 4.2% for CWC.

     CWC beneficially owns 46,544 shares of Common Stock of the Company which are held in its own name. Each of Marvin Sands, Richard Sands and Robert Sands disclaims beneficial ownership of such shares. These 46,544 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No.
3). If the 46,544 shares had been included in the calculations for the percentages in row 13, then the percentages in row 13 would be 3.7% for Marvin Sands, 6.4% for Richard Sands and 4.2% for Robert Sands.

     SHARES HELD IN TRUST. The Chase Manhattan Bank holds 207,433 shares of Common Stock of the Company and 247,467 shares of one-for-one convertible preferred stock of the Company as trustee for the benefit of Richard Sands's wife, Jennifer Sands, and her children. Richard Sands disclaims beneficial ownership of such shares. These 454,900 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 3) for Richard Sands. If the shares of convertible preferred stock had been converted into Common Stock of the Company, and if the resulting 454,900 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 13.6% for Richard Sands.

     The Chase Manhattan Bank also holds 39,640 shares of Common Stock of the Company and 47,256 shares of one-for-one convertible preferred stock of the Company as trustee for the benefit of Richard Sands's wife's (Jennifer Sands's) children. Richard Sands disclaims beneficial ownership of such shares. These 86,896 shares have been excluded from row 11 and have not been included in calculating the percentage in row 13 on the cover page of this Schedule 13D (Amendment No. 3) for Richard Sands. If the shares of convertible preferred stock had been converted into Common Stock of the Company, and if the resulting 86,896 shares of Common Stock of the Company had been included in the calculations for the percentage in row 13, then the percentage in row 13 would be 7.1% for Richard Sands.

     OTHER INTERESTS. M, L, R & R is pledgee of a security interest in 666,666 shares of Common Stock held by Hudson Hotels Properties Corp., a wholly owned subsidiary of the Company. Each of Marvin Sands, Richard Sands, Robert Sands and CWC disclaims beneficial ownership of such shares. These 666,666 shares of Common Stock have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 3). If the 666,666 shares had been included in the calculation for the percentages in row 13, then the percentages would be 14.5% for Marvin Sands, 17.2% for Richard Sands and 15.0% for each of Robert Sands and CWC.

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                       Page 10 of 12 Pages
------------------------------------------------------ -------------------------

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Shares of Common Stock of the Company held in the name of M, L, R & R are owned by Marvin Sands, Richard Sands, Robert Sands and CWC as tenants in common. M, L, R & R was established solely for investment purposes. From time to time, Marvin Sands, Richard Sands, Robert Sands and CWC discuss among themselves investment strategies, goals and objectives, which include matters relating to acquiring, holding, voting and disposing of Common Stock of the Company.

     Richard Sands and Robert Sands own, in the aggregate, 1% of CWC and are its Co-Managing Partners. The remaining non-managing interests in CWC are held by four trusts which benefit the husband and children of Laurie Sands. The trustees of the four trusts are Andrew Stern, Laurie's husband, and either Marvin Sands or his wife, Marilyn Sands.

     Hudson Hotels Properties Corp., a wholly owned subsidiary of the Company, pledged 666,666 shares of Common Stock of the Company to M, L, R & R on May 26, 1998 as security for a $2,000,000 loan made by M, L, R & R to Hudson Hotels Trust, an affiliate of the Company. Such pledged shares and the 333,334 shares of Common Stock owned by M, L, R & R are subject to a Registration Rights Agreement, dated May 26, 1998, by and between M, L, R & R and the Company.

     M, L, R & R holds a currently exercisable Warrant to purchase 250,000 shares of Common Stock for $3.00 per share on or before April 30, 2003.

     The information pertaining to each of the exhibits listed in Item 7 is hereby incorporated, in its entirety, into this Item 6.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement among Marvin Sands, Richard Sands, Robert Sands and CWC stating that this Schedule 13D (Amendment No. 3) is filed on behalf of each of them. - Exhibit A

     2. Letter Agreement, dated August 17, 1998, by and between M, L, R & R and the Company. - Exhibit B

     3. Registration Rights Agreement, dated May 26, 1998, by and between M, L, R & R and the Company. - Exhibit C

     4. Pledge and Irrevocable Proxy Security Agreement, dated May 26, 1998, by and among M, L, R & R, Hudson Hotels Properties Corp. and the Company. - Exhibit D

     5. Agreement and Warrant to Purchase 250,000 Common Shares, dated May 26, 1998, from the Company to M, L, R & R. - Exhibit E

     6. Transfer Agreement, dated as of July 31, 1996, by and between L, R & R, c/o Richard Sands, and Hudson Hotels Properties Corp.*

     7. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between L, R & R and Hudson Hotels Properties Corp.*

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

     CUSIP No. 595143 10 8                                   Page 11 of 12 Pages
------------------------------------------------------ -------------------------

     8. Transfer Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Hotels Properties Corp.*

     9. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Hotels Properties Corp.*

     10. Assignment of Interest in L, R & R, dated January 17, 1995, by Laurie Sands to CWC.*

     11. Acceptance of Interest in L, R & R, dated January 17, 1995, by CWC. *

     12. Consent by Partners of L, R & R, dated January 17, 1995, by Laurie Sands, Richard Sands and Robert Sands.*

     13. Assignment and Assumption Agreement, dated as of February 28, 1994, between Brad N. Sluman and Richard Sands.**

     14. Stock Purchase Agreement, dated May 12, 1993, by and between Brad N. Sluman and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.**

     15. Promissory Note of Richard Sands, dated February 28, 1994, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor.**

     16. Pledge and Irrevocable Proxy Security Agreement, dated as of May 12, 1993, by and between Brad N. Sluman and the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.**

     17. Escrow Agreement, dated as of February 28, 1994, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor and Boylan, Brown, Code, Fowler & Wilson.**

     18. Stock Purchase Agreement, dated as of June 23, 1993, by and between Richard Sands and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley.***

     19. Promissory Note of Richard Sands, dated June 23, 1993, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor.***

     20. Pledge and Irrevocable Proxy Security Agreement, dated as of June 23, 1993, by and between Richard Sands and the Estate of Loren G. Ansley.***

     21. Escrow Agreement, dated June 23, 1993, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executor, and Boylan, Brown, Code, Fowler & Wilson.***

---------------

*        Filed with Schedule 13D (Amendment No. 2).
**       Filed with Schedule 13D (Amendment No. 1).
***      Filed with Schedule 13D.

                                                  SCHEDULE 13D (Amendment No. 3)
------------------------------------------------------ -------------------------

CUSIP No.  595143 10 8                                       Page 12 of 12 Pages
------------------------------------------------------ -------------------------
         SIGNATURE.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     Dated: December 15, 1998



                                         /s/Marvin Sands
                                         Marvin Sands



                                         /s/Richard Sands
                                         Richard Sands



                                         /s/Robert Sands
                                         Robert Sands



                                         CWC PARTNERSHIP-I

                                         BY:  /s/Richard Sands
                                              Richard Sands, Co-Managing Partner

                                         BY:  /s/Robert Sands
                                              Robert Sands, Co-Managing Partner

                                    EXHIBIT A


                                    AGREEMENT


     The undersigned hereby agree that the Schedule 13D (Amendment No. 3) under the Securities and Exchange Act of 1934, as amended, relating to shares of the Common Stock of Hudson Hotels Corporation to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission is filed on behalf of each of the undersigned.

     This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.



DATED:  December 15, 1998



                                    /s/ Marvin Sands
                                    Marvin Sands



                                    /s/ Richard E. Sands
                                    Richard E. Sands



                                    /s/ Robert S. Sands
                                    Robert S. Sands



                                    CWC PARTNERSHIP-I


                                    BY:    /s/ Richard E. Sands
                                           Richard E. Sands, Co-Managing Partner


                                    BY:    /s/ Robert S. Sands
                                           Robert S. Sands, Co-Managing Partner

                                   EXHIBIT B

                                 August 17, 1998


Hudson Hotels
Corporation


M, L, R & R 14 Elmwood Hill Lane Rochester, New York 14610
Attn: Richard Sands and Robert Sands, General Partners

         RE:      Purchase of Shares of Hudson Hotels Corporation

Dear Gentlemen:

     This letter serves to confirm certain agreements and understandings in connection with the purchase of 333,334 shares of common stock (the "Shares") of Hudson Hotels Corporation (the "Company") by M, L, R & R (the "Partnership"). It is understood that the Shares are currently held by Hudson Hotels Properties Corp. and will be transferred to the Partnership free and clear of all liens and encumbrances and the Shares are fully paid and nonassessable. The purchase price for the Shares is $1,000,000.00 which will be paid in immediately available funds on August 18, 1998. In consideration of the transfer, the Company hereby covenants and agrees that the Shares shall be subject to the Registration Rights Agreement, dated May 26, 1998, by and between the Company and the Partnership (the "Agreement") and that the Partnership shall have the same registration rights with respect to the Shares as are applicable to the 666,666 shares of common stock of the Company which are the subject of the Agreement.


                                                 Very truly yours,

                                                 HUDSON HOTELS CORPORATION

                                                 By:  /s/ E. Anthony Wilson
                                                        E. Anthony Wilson
                                                        Chairman and CEO

AGREED TO AND ACCEPTED as of the date first above written.

M, L, R & R

By:  /s/ Robert S. Sands
     Robert S. Sands




               300 Bausch & Lomb Place o Rochester, New York 14604

                   (716) 454-3400           Fax (716) 454-1865

                                   EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

                                  May 26, 1998


To Richard Sands, Partner
M, L, R & R

Dear Richard:

     This will confirm that in connection with the loan by M, L, R & R ("you") of $2,000,000 to Hudson Hotels Trust and the securing of that loan by pledge of 666,666 shares of common stock (the "Shares") of the Hudson Hotels Corporation (the "Company") concurrently registered in the name of Hudson Hotels Properties Corp., the Company covenants and agrees with you as follows:

     1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings.

     "Commission" shall mean the Securities and Exchange commission, or any other federal agency at the time administering the Securities Act.

     "Common Stock" shall mean the common stock, $0.001 par value, of the Company, as constituted as of the date of this Agreement.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Registration Expenses" shall mean the expenses so described in Section 4.

     "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Selling Expenses" shall mean the expenses so described in Section 4.

     2. Demand Registration. The Company agrees that if, at any time prior to May 1, 2003, you and/or the holders of the Shares who or which shall hold not less than 50% of the Shares outstanding at such time and not previously sold pursuant to this Section 2, request that the Company file a registration statement under the Securities Act of 1933 (the "Act") covering all or any of the Shares, the Company will (i) promptly notify you and all other registered holders, if any, of other Shares that such registration statement will be filed and that the Shares which are then held, by you and such holders will be included in such registration statement at your and such holder's request, (ii) cause such registration statement to cover all Shares which it has been so requested to include, (iii) use its best efforts to cause such registration statement to become effective as soon as practicable and to remain effective and current, and (iv) take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all Shares which it has been so requested to include in such registration statement to be sold or otherwise disposed of and will maintain such compliance with each such Federal and state law and regulation of any governmental authority for the period necessary for you and such holders to effect the proposed sale or other disposition. The Company shall be required to effect a registration or qualification pursuant to this section 2 on one occasion only. At your request, the Company shall use its best efforts to effect the sale of the Shares registered hereunder pursuant to an underwritten public offering.

     3. Registration Procedures. If and whenever the Company is required by the provisions of Section 2 to effect the registration of any Shares under the Securities Act, the Company will, as expeditiously as possible:

          (a) prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain until you have disposed of the Shares;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Shares covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

          (c) furnish to each seller of Shares and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Shares covered by such registration statement;

          (d) register or qualify the Shares covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Shares or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

          (e) list the Shares covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

          (f) immediately notify each seller of Shares and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

          (g) if the offering is underwritten and at the request of any seller of Shares, furnish on the date that Shares are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, covering such matters with respect to the registration statement and the prospectus included therein as are customarily covered in opinions of issuer's counsel, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, covering such matters with respect to the registration statement and prospectus contained therein and the financial statements and other financial information contained in each of them as well as such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) as are customarily covered in accountants' "comfort letters" delivered in connection with a registered public offering; and

          (h) make available for inspection by each seller of Shares, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

     In connection with each registration hereunder, the sellers of Shares will furnish to the Company in writing such information with respect to themselves and the proposed distrubtion by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

     In connection with each registration pursuant to Section 2 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

     4. Expenses. All expenses incurred by the Company in complying with Section 2, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance, but excluding any Selling Expenses, are called "Registration Expenses". All underwriting discounts and selling commissions applicable to the sale of Shares are called "Selling Expenses".

     The Company will pay all Registration Expenses in connection with each registration statement under Section 2. All Selling Expenses in connection with each registration statement under Section 2 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

     5. Indemnification and Contribution.

          (a) In the event of a registration of any of the Shares under the Securities Act pursuant to Section 2, the company will indemnify and hold harmless each seller of such Shares thereunder, each underwriter of such Shares thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Shares was registered under the Securities Act pursuant to
Section 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

          (b) In the event of a registration of any of the Shares under the Securities Act pursuant to Section 2, each seller of such Shares thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in the registration statement under which such Shares was registered under the Securities Act pursuant to
Section 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the proceeds received by such seller from the sale of Shares covered by such registration statement.

          (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 5 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 5 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 5 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

          (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Shares exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5 provides for indemnification in such case or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Restricted Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Shares offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

     6. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other similar means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

     7. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Shares to the public without registration, the Company shall:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to each holder of Shares forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

     8. Representations and Warranties of the Company. The Company represents and warrants to you as follows:

          (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the charter or by-laws of the Company or any provision of any indenture, agreement or other instrument to which it or any of its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company.

          (b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms.

     9. Miscellaneous

          (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Shares), whether so expressed or not.

          (b) All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, addressed as follows:

               (i) if to the Company, at the address set forth above;

               (ii) if to any Purchaser or to any subsequent holder of Shares, to it at such address as may have been furnished to the Company in writing by such holder;

          or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Shares) or to the holders of Shares (in the case of the Company) in accordance with the provisions of this paragraph.

          (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          (d) This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company you.

          (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) The obligations of the Company to register shares of Shares under
Section 2 shall terminate upon payment in full of the obligation of Hudson Hotels Trust to you.

          (g) Notwithstanding the provisions of Section 3(a), the Company's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended at the Company's option upon notice to the holders of rights under this Agreement for a period not to exceed 90 days in any 24-month period if there exists at the time material nonpublic information relating to the Company which, in the reasonable opinion of the Company, should not be disclosed.

          (h) The Company shall not grant to any third party any registration rights more favorable than any of those contained herein, so long as any of the registration rights under this Agreement remains in effect.

          (i) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

         Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this letter, whereupon this Agreement shall be a binding agreement between the Company and you.



                                                      Very truly yours,

                                                  HUDSON HOTELS CORPORATION

                                                     By:  /s/ illegible

AGREED TO AND ACCEPTED as of the date first above written.



         By:  /s/ Richard Sands

                                   EXHIBIT D


                                   PLEDGE AND
                                IRREVOCABLE PROXY
                               SECURITY AGREEMENT


     This Pledge and Irrevocable Proxy Security Agreement (the "Security Agreement") is made and entered into effective this 26th day of May, 1998 by and between Hudson Hotels Properties Corp., a New York corporation with its principal place of business at One Airport Way, Suite 200, Rochester, New York 14624 ("Pledgor"), Hudson Hotels Corporation, a New York Corporation with its principal place of business at One Airport Way, Suite 200, Rochester, New York ("Hudson") and M, L, R & R, a New York general partnership with its principal place of business at Willowbrook Office Park, Fairport, New York 14450 ("Secured Party").

                                    RECITALS

     Pledgor is a wholly-owned subsidiary of Hudson. Hudson has undertaken the formation of Hudson Hotels Trust, a Maryland real estate investment trust which intends to qualify as a real estate investment trust for federal income tax purposes, to further the business interests of Hudson. Secured Party has loaned $2,000,000 to Hudson Hotels Trust pursuant to a Promissory Note of even date herewith (the "Indebtedness"). The Pledgor has agreed to grant to the Secured Party a security interest as set forth herein to secure payment of the Indebtedness. Hudson has agreed to enter into this Security Agreement to bind itself to certain negative covenants during the term of the Indebtedness.

     The parties hereto agree as follows:

1. SECURITY INTEREST. Pledgor hereby pledges, transfers and assigns to Secured Party and grants to secured Party a security interest (the "Security Interest") in the following described instruments (the "Collateral"): 666,666 common shares of stock in Hudson Hotels Corporation (the "Company"), represented by share certificate numbers HH0119, HH0120, HH0121, HH0122, HH0257, HH0258 and HH0242 with duly endorsed stock powers attached. The certificates and stock powers shall be held by Secured Party in accordance with the terms hereof.

2. INDEBTEDNESS SECURED. The Security Interest secures payment of all the Indebtedness as defined above.

3. REPRESENTATIONS AND WARRANTIES OF PLEDGOR. The Pledgor represents and warrants, and so long as this Pledge remains in effect, shall be deemed continuously to represent and warrant that:

     a. The Collateral has been fully paid for and is non-assessable and Pledgor is the owner of the Collateral, free and clear of all encumbrances, except as created by this Agreement.

     b.   The Collateral is genuine and truly represents what it purports to be.

     c. No person had or may have any security interest in, encumbrance upon, or other claims against the Collateral resulting prior to the Security Interest.

     d.   The Pledgor is authorized to enter into this Security Agreement.

4. IRREVOCABLE PROXY. THIS PROXY SHALL BE EXERCISABLE ONLY AFTER THE OCCURRENCE OF AN EVENT OF DEFAULT AS DEFINED HEREIN AND SHALL TERMINATE WHEN THIS SECURITY AGREEMENT IS NO LONGER IN FULL FORCE AND EFFECT AS HEREINAFTER PROVIDED.

     Pledgor irrevocably constitutes and appoints Secured Party as Pledgor's proxy with full power, in the same manner, to the same extent and with the same effect as if Pledgor were to do the same:

     a. to attend all meetings of stockholders of the Company held from the date hereof and to vote the Collateral at such meeting in such manner as Secured Party shall, in its sole discretion, deem appropriate, including, without limitation, in favor of the liquidation of the Company;

     b. to consent, in the sole discretion of Secured Party, to any and all action by or with respect to the Pledgor for which the consent of the stockholders of the Company is or may be necessary or appropriate; and


     c. without limitation, to do all things which Pledgor can or could do as a stockholder of the Company, giving to Secured Party full power of substitution and revocation; provided, however, that this proxy shall not be exercisable by Secured Party and Pledgor alone shall have the foregoing powers, so long as no event of default has occurred as hereinafter provided; and provided further that this proxy shall terminate when this Security Agreement is no longer in full force and effect as hereinafter provided. Pledgor hereby revokes any proxy or proxies heretofore given by Pledgor to any person or persons whatsoever and agrees not to give any other proxies in derogation hereof until this Security Agreement is terminated as hereinafter provided.

     Notwithstanding the foregoing, however, until such time as an event of default has occurred hereunder, the parties agree that the pledged shares shall have no rights to vote at any shareholders meeting, or to receive dividends or distributions with respect to shares, as though such shares were held by Hudson as treasury shares.

5.   COVENANTS OF PLEDGOR.  So long as this Pledge remains in effect, the
Pledgor:

     a. Will defend the Collateral against the claims and demands of all other parties; will keep the Collateral free from all security interests or other encumbrances, except the Security Interest; and will not sell, transfer, assign, deliver, or otherwise dispose of any Collateral or any interest therein without the prior written consent of the Secured Party, or as provided herein.

     b. Will notify the Secured Party promptly in writing of any change in the Pledgor's address specified above.

     c. Will pay all taxes, assessments, and other charges of every nature which may be levied or assessed against the Collateral.

6.   COVENANTS OF HUDSON.

     So long as the Indebtedness remains outstanding, Hudson shall not, without notice to and consent of the Secured Party:

     a. Suffer or permit E. Anthony Wilson to cease to be Chairman and Chief Executive Officer of Hudson or permit any sale or transfer of stock in Hudson owned by E Anthony Wilson, such that, after such transfer, Mr. Wilson would own less than 80% of the amount of stock of Hudson which he owns as of the date hereof;

     b. Sell or otherwise dispose of any Shares of Hudson (provided that the grant of stock or options under Hudson's stock plans shall be permitted);

     c.   Sell or dispose of a material portion of Hudson's assets;

     d. Merge or consolidate or engage in any other business consistent with any other party;

     e.   Issue securities of any other nature;

     f.   Dissolve or adopt any plan of dissolution or liquidation;

     g. Issue any dividends (except dividends on preferred shares currently outstanding); or

     h. Incur or assume any additional material indebtedness or refinance existing indebtedness;

     provided, that, without incurring any obligation to repay the Indebtedness, Hudson may undertake any of the foregoing if it shall arrange for the repayment of the Indebtedness simultaneously with the closing of the action in question.

7. INCREASES OR DISTRIBUTIONS.

     a. After an event of default has occurred as hereinafter provided, the Pledgor authorizes the Secured Party:

          i. To receive any increase in the Collateral and to hold the same as part of the Collateral; and

          ii. To receive any distribution upon dissolution and liquidation of the issuer of any Collateral; to surrender such Collateral or any part thereof in exchange therefor; and to hold the net cash receipts from any such distribution as part of the Collateral.

     b. If the Pledgor receives any such increase or distribution, the Pledgor will deliver the same promptly to the Secured Party.

8.   DEFAULT.

     a. Any of the following shall constitute an event of default under this Agreement.

          i.   Failure to satisfy the Indebtedness when due.

          ii. Failure by the Pledgor or Hudson to satisfy any of the covenants or agreements made herein.

          iii. The making of any general assignment for the benefit of creditors by the Pledgor; the filing by the Pledgor of a petition for adjudication as a bankrupt; the filing by the Pledgor of a petition for an arrangement under Chapter 11 of the Bankruptcy Code or any similar statute; the appointment of a receiver or a trustee for the assets of the Pledgor; or the institution by the Pledgor of any other type of insolvency proceeding (under the Bankruptcy Code or otherwise);

          iv. Filing of any involuntary petition against the Pledgor in bankruptcy or an action seeking any other type of insolvency relief, judication or dissolution against the Pledgor, if not removed in thirty (30) days.

          v. Any Event of Default as defined in and pursuant to the Promissory Note due April 30, 1999 issued by Hudson Hotels Trust and constituting the Indebtedness referred to herein.

          vi. Any default in any other financing of Pledgor or Hudson that results in acceleration of the payment terms of such financing.


     b. The Secured Party's rights and remedies with respect to the Collateral shall be those of a Secured Party under the Uniform Commercial Code and under any other rights granted herein, and in any other agreement now or hereafter in effect between the Pledgor and the Secured Party.

     c. Without in any way requiring notice to be given in the following manner, the Pledgor agrees that any notice by the Secured Party of sale, disposition, or other intended action hereunder or in connection herewith, whether required by the Uniform Commercial Code or otherwise, shall constitute reasonable notice to the Pledgor if such notice is mailed by regular or certified mail, postage prepaid, at least ten (10) days prior to such action, to the Pledgor's address specified above or to any other address which the Pledgor has specified in writing to the Secured Party as the address to which notices hereunder shall be given to the Pledgor.

     d. Notwithstanding the foregoing, Secured Party shall have the absolute right upon default hereunder to transfer the Collateral into its name in satisfaction of the Indebtedness as hereinafter provided. The Indebtedness shall be deemed to be satisfied to the extent of the closing price per share of the Collateral on the date of default multiplied by the number of shares constituting the Collateral. To the extent that the aggregate value of the Collateral on the date of default is less than the outstanding principal and interest due on the Promissory Note and there is a resulting deficiency, Secured Party shall retain its rights under the Promissory Note as to its deficiency. In all events, Secured Party upon default hereunder shall be entitled to retain the Collateral.


9. TERMINATION. This Agreement shall terminate upon the happening of any of the following:

     a.   Payment of the Indebtedness in full; or

     b.   Upon the mutual consent of the parties hereto.

10.  MISCELLANEOUS.

     a. The Pledgor authorizes the Secured Party, without notice or demand and without affecting the Pledgor's obligations hereunder, from time to time to accept and hold any endorsement or guaranty of payment of the Indebtedness or any part thereof, and to release to or substitute any such endorser or guarantor or any party who has given any security interest in any collateral as security for the payment of the Indebtedness or any part thereof or any other party in any way obligated to pay the Indebtedness or any part thereof.

     b. Upon the Pledgor's failure to perform any of its duties hereunder, for a period of thirty (30) days after written notice of such failure has been given to the Pledgor by the Secured Party, the Secured Party may, but shall not be obligated to, perform any or all such duties, and the Pledgor shall pay an amount equal to the expense thereof to the Secured Party forthwith upon written demand by the Secured Party.

     c. No delay or omission by the Secured Party in exercising any right or remedy hereunder or with respect to any of the Indebtedness shall operate as a waiver thereof or of any other right or remedy, and no single or partial exercise of any other right or remedy. The Secured Party may remedy any default by the Pledgor hereunder in any reasonable manner without waiving the default remedied and without waiving any other prior or subsequent default by the Pledgor. All rights and remedies of the Secured Party hereunder are cumulative.

     d. The rights and benefits of the Secured Party hereunder shall, if the Secured Party so agrees, inure to any party acquiring any interest in the Indebtedness or any part thereof.

     e. The Secured Party and the Pledgor, as used herein, shall include the heirs, executors or administrators, successors, or assigns of those parties. The Secured Party may assign its rights and obligations to its shareholders without notice to the Pledgor.

     f. No modification, rescission, waiver, release, or amendment of any provision of this Security Agreement shall be made except by a written agreement subscribed by the parties.

     g. This Security Agreement and the transactions evidence hereby shall be construed under the laws of the State of New York, as the same may from time to time be in effect, including, without limitation, the Uniform Commercial Code.

     h. Any action or proceeding brought by either party against the other arising out of or related to the Agreement shall be brought only in a state court of competent jurisdiction located in the County of Monroe, New York, or the Federal District Court for Western District of New York located in Monroe County, and the parties hereby consent to the personal jurisdiction of said courts.

     IN WITNESS WHEREOF and intending to be legally bound, the parties have executed this Agreement on the day and year first above written.


PLEDGOR:                                     SECURED PARTY:
HUDSON HOTELS PROPERTIES CORP.               M, L, R & R


By:   /s/  E. Anthony Wilson                 By:   /s/  Richard Sands
      E. Anthony Wilson, Chairman                  Richard Sands, Partner


HUDSON HOTELS CORPORATION


By:   /s/  E. Anthony Wilson
      E. Anthony Wilson, President

                                   EXHIBIT E


             AGREEMENT AND WARRANT TO PURCHASE 250,000 COMMON SHARES
                            HUDSON HOTELS CORPORATION


     This certifies that, for value received, M, L, R & R, a New York Partnership, the registered holder hereof (the "Warrantholder") is entitled to purchase from Hudson Hotels Corporation, a New York corporation with its principal office at One Airport Way, Suite 200, Rochester, New York 14624 (the "Company") Two Hundred Fifty Thousand (250,000) shares of common stock of the Company (the "Shares") at or before 5:00 p.m. Eastern Standard Time on April 30, 2003 (the "Termination Date") at the purchase price per share of $4.00 per share (the "Warrant Price"), subject to the following terms and conditions. The number of Shares purchasable upon exercise of this Warrant and the Warrant Price per Share shall be subject to adjustment from time to time as set forth herein.

1.   CONSIDERATION FOR WARRANT.

     This Warrant is granted in connection with provision by Warrantholder of a loan to Hudson Hotels Trust.

2.   EXERCISE.

     This Warrant may be exercised in whole or in part at any time by presentation of this Warrant with the Purchase Form as attached hereto duly completed and executed, together with payment of the Warrant Price at the principal office of the Company. Payment of the Warrant Price may be made in cash, by wire transfer or by check; provided, that the Warrant Price may also be paid in whole or in part by assignment to the Company of Warrantholder's interest in a Promissory Note of Hudson Hotels Trust dated May 26, 1998. The principal amount and accrued interest of the Note as assigned shall be credited against the Warrant Price, notwithstanding that the Note may be in default at the time of the assignment. Upon surrender of the Warrant and payment of such Warrant Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Warrantholder and in such name or names as the Warrantholder may designate a certificate or certificates for the number of full Shares so purchased upon the exercise of the Warrant, together with Fractional Warrants, as provided in Section 8 hereof, in respect of any fractional Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the surrender of the Warrant and the payment of the Warrant Price, as aforesaid, notwithstanding that the certificates representing the Shares shall not actually have been delivered or that the stock transfer books of the Company shall then be closed. The Warrant shall be exercisable, at the election of the Warrantholder, either in full or from time to time in part and, in the event that a certificate evidencing the Warrant is exercised in respect of less than all of the Shares specified therein at any time prior to the Termination Date, a new certificate evidencing the remaining Warrant will be issued by the Company.

3.   RESERVATION OF SHARES.

     There has been reserved, and the Company shall at all times keep reserved so long as the Warrant remains outstanding, out of its authorized Comon Shares, such number of Shares as shall be subject to purchase under the Warrant. Every transfer agent for the Common Shares and other securities of the Company issuable upon the exercise of the Warrant will be irrevocably authorized and directed at all times to reserve such number of authorized Shares and other securities as shall be requisite for such purpose. The Company will keep a copy of this Warrant on file with every transfer agent for the Common Shares and other securities of the Company issuable upon the exercise of the Warrant. The Company will supply such transfer agent with duly executed stock and other certificates for such purpose.

4.   FURTHER OBLIGATIONS OF COMPANY.

     4.1. The Company covenants and agrees that all Shares which may be delivered upon exercise of this Warrant shall, upon delivery, be fully paid and non-assessable, and be free from all taxes, hens and charges with respect to the purchase thereof hereunder, and without limiting the generality of the foregoing, the Company covenants and agrees that it shall from time to time take all such action as may be necessary to assure that the par value per share of the Common Shares is at all times equal to or less than the then current Warrant Price per share of the Common Shares issuable pursuant to this Warrant.

     4.2. If the Warrantholder claims that this Warrant has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and deliver to the Warrantholder a replacement Warrant provided that the requirements of Section 8-405 of the New York Uniform Commercial Code has been met and, if this Warrant has been mutilated, that it is surrendered to the Company. REGISTRATION AND TRANSFER.

5.   REGISTRATION AND TRANSFER

     The Warrant shall be registered on the books of the Company when issued and shall be transferable only on the books of the Company maintained at its principal office in Rochester, New York, or wherever its principal executive offices may then be located, upon delivery thereof duly endorsed by the Warrantholder or its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. Upon any registration or transfer, the Company shall execute and deliver a new Warrant to the person entitled thereto.

6.   EXCHANGE OF WARRANT CERTIFICATE.

     This Warrant certificate may be exchanged for another certificate or certificates entitling the Warrantholder to purchase a like aggregate number of Shares as the certificate or certificates surrendered then entitled the Warrantholder to purchase. The Warrantholder desiring to exchange a Warrant certificate shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant certificate as so requested.

7.   ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES.

     7.1. General. The number of Shares purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

          7.1.1. In case the Company shall, with regard to its Common Shares (or securities convertible into or exchangeable for Common Shares) (A) pay a dividend in Common Shares or make a distribution in Common Shares, (B) subdivide its outstanding Common Shares into a greater number of Shares, (C) combine its outstanding Common Shares into a smaller number of Common Shares, or (D) issue by reclassification of its Common Shares other securities of the Company, the number of Shares purchasable upon exercise of the Warrant immediately prior thereto shall be adjusted so that the Warrantholder shall be entitled to receive the kind and number of Shares or other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subsection shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          7.1.2. No adjustment in the number of Shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent in the aggregate number of Shares then purchasable upon the exercise of the Warrant; provided however, that any adjustments which by reason of this Section 7.1.2 are not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment.

          7.1.3. Whenever the number of Shares purchasable upon the exercise of the Warrant is adjusted as herein provided, the Warrant Price payable upon exercise of the Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of shares so purchasable immediately thereafter.

          7.1.4. Whenever the number of Shares purchasable upon the exercise of this Warrant or the Warrant Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Warrantholder in accordance with the provisions of
                    Section 11 thereof, notice of such adjustment or adjustments and a certificate of a firm of independent public accountants selected by the Board of Directors of the Company (who may be the regular accountants employed by the Company) setting forth the number of Shares purchasable upon the exercise of the Warrant and the Warrant Price after such adjustment, a brief statement of the facts requiring such adjustment, and the computation by which such adjustment was made.

          7.1.5. For the purpose of this Section 7.1, the term "Common Shares" shall mean (A) the class of shares designated as the Common Shares of the Company at the date of this Agreement, or (B) any other class of shares resulting from successive changes or reclassifications of such Common Shares including changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this
                    Section 7, the Warrantholder shall become entitled to purchase any shares of the Company other than Common Shares, thereafter the number of such other shares so purchasable upon exercise of the Warrant and the Warrant Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in this
                    Section 7.

     7.2. No Adjustment of Dividends. Except as provided in Section 7. 1, no adjustment in respect of dividends shall be made during the term of the Warrant or upon the exercise of the Warrant.

     7.3. Preservation of Purchase Rights upon Reorganization, Reclassification Consolidation, Merger, etc. In case of any capital reorganization or reclassification of the Common Shares of the Company, or in case of any consolidation of the Company with or merger of the Company into another corporation or in case of any sale or conveyance to another person of the property, assets or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchaser, as the case may be, shall execute with the Warrantholder an agreement that the Warrantholder shall have the right thereafter upon payment of the Warrant Price in effect immediately prior to such action to purchase upon exercise of the Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reorganization or reclassification, consolidation, merger, sale or conveyance had the Warrant been exercised immediately prior to such action. In the event of a merger described in Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, in which the Company is the surviving corporation, the right to purchase Shares under the Warrant shall terminate on the date of such merger and thereupon the Warrant shall become null and void but only if the controlling corporation shall agree to substitute for the Warrant its warrant which entitles the holder thereof to purchase upon its exercise the kind and amount of shares and other securities and property which it would have owned or had been entitled to receive had the Warrant been exercised immediately prior to such merger. The adjustments required by this Section 7.3 shall be effected in a manner which shall be as nearly equivalent as may be practicable to the adjustments provided for elsewhere in this Section 7. The provisions of this Section 7.3 shall similarly apply to successive consolidations, mergers, sales or conveyances.

     7.4. Statement on Warrants. Irrespective of any adjustments in the Warrant Price or the number or kind of Shares purchasable upon the exercise of the Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price and number and kind of Shares as are stated in this initially issued Warrant.


8.   FRACTIONAL SHARES.

     The Company shall not be required to issue fractional Shares on the exercise of the Warrant. If any fraction of a Share would, except for the provisions of this Section 8, be issuable on the exercise of the Warrant (or specified portion thereof), the Company shall issue to the Warrantholder a fractional Warrant entitling Warrantholder, upon surrender with other fractional Warrants aggregating one or more full Shares, to purchase such full Shares. If fractional Warrants do not aggregate a full Share, their value (over and above their exercise price) shall be paid in full in cash upon exercise to the exercising Warrantholder.

9.   REGISTRATION.

     9.1. The Company agrees that if, at any time prior to May 1, 2003, the Warrentholder and/or the holders of the Warrants and/or Shares who or which shall hold not less than 50% of the Warrants and/or Shares outstanding at such time and not previously sold pursuant to this
          Section 9, request that the Company file a registration statement under the Securities Act of 1933 (the "Act") covering all or any of the Shares, the Company will (i) promptly notify the Warrantholder and all other registered holders, if any, of other Warrant and/or Shares that such registration statement will be filed and that the Shares which are then held, and/or which may be acquired upon the exercise of Warrants, by the Warrantholder and such holders will be included in such registration statement at the Warrantholder's and such holder's request, (ii) cause such registration statement to cover all Shares which it has been so requested to include, (iii) use its best efforts to cause such registration statement to become effective as soon as practicable and to remain effective and current, and (iv) take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all Shares which it has been so requested to include in such registration statement to be sold or otherwise disposed of and will maintain such compliance with each such Federal and state law and regulation of any governmental authority for the period necessary for the Warrantholder and such holders to effect the proposed sale or other disposition. The Company shall be required to effect a registration or qualification pursuant to this Subsection 9.1 on one occasion only.

     9.2. To the extent not registered under Section 9.1 above, if at any time before May 1, 2003, the Company proposes to register or qualify any of its securities under the Act or any other applicable federal or state law or regulation of governmental authority, it will each such time give written notice to all the then holders of this Warrant, if this Warrant has not yet expired, and to all holders of Shares acquired by reason of exercise of this Warrant, of its intention to do so and, upon the written request of any such holder given within thirty (30) days after receipt of any such notice (which request shall specify the number of Shares intended to be sold or disposed of and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause such Shares so specified to be registered or qualified under such laws or regulations, to the extent requisite to permit the sale or other disposition thereof (in accordance, with the method described by such holder, provided such method is in accordance with law). The Company will keep effective and maintain any registration or qualification specified in this Section
          9.2 for a period of not less than six months.

     9.3. Whenever the Company is required by the provisions of Section 9.1 of this Section 9 to effect a registration or qualification of any Shares, the Company will furnish to each holder whose Shares are the subject of such registration or qualification such number of copies of any prospectus (including any preliminary or summary prospectus) or other like document as such holder may reasonably request in order to effect the sale of the securities to be sold by such holder, and will use its best efforts to qualify such securities under such state securities or Blue Sky laws as may be requisite for such purpose. All expenses incurred by the Company in connection with any registration or qualification, including registration or filing fees, printing expenses and fees, compensation of regular employees of the Company and disbursements of counsel and of independent accountants of the Company shall be borne by the Company. Underwriters' commissions (if any) and the fees of counsel for any holder of Shares subject to such registration or qualification shall be borne (in such respective amounts as shall be determined by them) by the person or persons requesting such registration or qualification pursuant to this Section 9.

     9.4. Each holder whose securities are the subject of registration or qualification under this Section 9 agrees to furnish to the Company such information concerning such holder as may be requested by the Company which is necessary in connection with any such registration or qualification.

     9.5. In the event that the Company shall be obligated to use its best efforts to effect any registration or qualification under either
          Section 9.1:

          9.5.1. The Company will indemnify and hold harmless each holder whose securities are the subject of a registration or qualification under this Section 9 and each underwriter of the securities so registered or qualified (including any broker or dealer through whom such securities may be sold) and each person, if any, who controls any such holder or any such underwriter within the meaning of Section 15 of the Act, from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and except as hereinafter provided, will reimburse each such holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions, whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented by the Company), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such untrue statement or omission was made in such registration statement, preliminary or amended preliminary prospectus or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such holder or any underwriter expressly for use therein. Promptly after receipt by any holder or any underwriter or any person controlling such holder or such underwriter of notice of the commencement of any action in respect of which indemnity may be sought against the Company, such holder or such underwriter, as the case may be, will notify the Company in writing of the commencement thereof, and subject to the provisions hereinafter stated, the Company shall assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to such holder or such underwriter or such person, as the case may be), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company. Each holder or any underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized by the Company. The Company shall not be liable to indemnify any person for any settlement of any such action effected without the Company's consent; and

          9.5.2. Each holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and except as hereinafter provided, will reimburse the Company and each such director, officer or controlling person for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such holder expressly for use therein. Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against any holder, the Company will notify such holder in writing of the commencement thereof, and such holder, the Company will notify such holder in writing of the commencement thereof, and such holder shall, subject to the provisions hereinafter stated, assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Company) and the payment of expenses insofar as such action shall relate to an alleged liability in respect of which indemnity may be sought against such holder. The Company and each such director, officer or controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at such holder's expense unless the employment of such counsel has been specifically authorized by such holder. Such holder shall not be liable to indemnify any person for any settlement of any such action effected without such holder's consent.


10.  NO RIGHTS AS SHAREHOLDER; NOTICES TO WARRANTHOLDER.

     Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Warrantholder or its transferees any rights as a shareholder of the Company, including the right to vote, receive dividends, or consent as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or any other matter. However, the Company shall be required to give notice in writing to the Warrantholder of any meeting of shareholders of the Company or any proposed consent of the shareholders as provided in Section 11 hereof at least twenty (20) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to any relevant dividend, distribution, subscription rights or other rights or for the determination of shareholders entitled to vote at any such meeting or as to which any consent is requested. Such notice shall specify such record date or the date of closing the transfer books, as the case may be.

11.  NOTICES.

     Any notice pursuant to this Agreement by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given if delivered by hand or if mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

     11.1. If to the Warrantholder - addressed to Richard Sands, 14 Elmwood Hill Lane, Rochester, New York 14610.

     11.2. If to the Company - addressed to Hudson Hotels Corporation, One Airport Way, Suite 200, Rochester, NY 14624, Attn: E. Anthony Wilson, Chairman or to such other address as any such party may designate by notice to the other party. Notices shall be deemed given at the time they are delivered personally or three days after they are mailed in the manner set forth above. SUCCESSORS.

12.  SUCCESSORS

     All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrantholder shall bind and inure to the benefit of their respective successors and assigns hereunder.

13.  MERGER OR CONSOLIDATION OF THE COMPANY.

         The Company will not merge or consolidate with or into any other corporation or sell all or substantially all of its property to another person, unless the provisions of Section 7.3 are complied with.

14.  APPLICABLE LAW.

     This Agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of said State applicable to contracts made and to be performed entirely within such State.

15.  COUNTERPARTS.

     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.  HEADINGS.

     The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

17.  VENUE

     Any action or proceeding brought by either party against the other arising out of or related to the Agreement shall be brought only in a state court of competent jurisdiction located in the county of Monroe, New York, or the Federal District Court for Western District of New York located in Monroe County, and the parties hereby consent to the personal jurisdiction of said courts

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officers and the corporate seal hereunto fixed.


                                                    HUDSON HOTELS CORPORATION



(corporate seal)                                    By:   /s/ E. Anthony Wilson
                                                          E. Anthony Wilson
                                                          President
Attest:


___________________________
Alan S. Lockwood, Secretary